

August 26, 2016

Mail Stop 4720

<u>Via E-mail</u>
Steven J. McGarry
Chief Financial Officer
SLM Corporation
300 Continental Dr.
Newark, DE 19713

> **Re: SLM Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-13251**

Dear Mr. McGarry,

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Item 6. Selected Financial Data, page 37</u>

1.   We note your presentation of operating efficiency ratio – old method and operating efficiency ratio – new method. Please revise future filings to label these metrics as non-GAAP measures and revise to show how these metrics are calculated since all the components (such as restructuring costs) are not disclosed on the face of your consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity Analysis, page 78

2.   We note your disclosure showing the effects on Earnings at Risk (EAR) and Economic Value of Equity (EVE) of a +300 and +100 basis point shock and ramp scenario. We note that the effects of these shocks decreased substantially from the 2014 effects of the shocks, and we also note that the 2015 effects of a +300 basis points shock relative to the +100 basis points shock do not correlate the same way they appear to during the 2014 periods disclosed. Lastly, we note that the explanation summarizing the effects of the shocks appear to be the same disclosure included in the 2014 Form 10-K, and thus it is not clear why the 2015 results do not have the same effect from the shocks as they did as of December 31, 2014. Please advise, and revise your future filings as appropriate to discuss the factors driving the related shock outcomes during each period presented.

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies, page F-13

Loan Interest Income, page F-19

3.   We note your disclosure that you recognize interest income as earned based upon the expected yield of the loan over its life after giving effect to prepayments and extensions. Your disclosure goes on to state that the estimate of prepayment speed includes the effect of voluntary repayments, student loan defaults and consolidation.   Please respond to the following:

  • Tell us, and revise future filings to disclose, the significant assumptions underlying the prepayment estimates in accordance with ASC 310-20-50-2.

  • Tell us why you include student loan defaults in your estimate of prepayments and explain how you believe that defaults meet the criteria in ASC 310-20-25-26 related to the ability to estimate future principal repayments.

  • Tell us the level at which you estimate the prepayment assumptions for your loans.

  • Tell us the last time you updated your prepayment assumptions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services